UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

On August 30, 2023, TC Biopharm (Holdings) PLC (the “Company”), entered into an inducement offer letter agreement (the “Inducement Letter”) with certain holders (the “Holders”) of existing Series A, B and C warrants (the “Existing Warrants”) to purchase ordinary shares represented by american depositary shares (the “ADSs”) of the Company. The Existing Warrants were issued on November 30, 2022 and March 30, 2023, as amended on July 10, 2023, and have an exercise price of £0.35 per ADS.

Pursuant to the Inducement Letter, the Holders agreed to exercise for cash their Existing Warrants to purchase an aggregate of 6,237,500 ADSs of the Company in consideration for the Company’s agreement to issue new Series D warrants to purchase ordinary shares represented by ADSs (the “New Warrants”), as described below, to purchase up to 12,475,000 of the Company’s ordinary shares represented by ADSs (the “New Warrant ADSs”). The Company expects to receive aggregate gross proceeds of approximately £2.2 million (approximately $2.8m) from the exercise of the Existing Warrants by the Holders, before deducting placement agent fees payable by the Company.

The Company engaged H.C. Wainwright & Co., LLC (the “Placement Agent”) to act as its exclusive placement agent in connection with the transactions summarized above and has agreed to pay the Placement Agent a cash fee equal to 7.5% of the gross proceeds received from the Holders’ exercise of their Existing Warrants and a management fee of 1% of the gross proceeds received from the Holders’ exercise of their Existing Warrants. The Company has also agreed to reimburse the Placement Agent for its expenses in connection with the exercise of the Existing Warrants and the issuance of the New Warrants, up to $50,000 for fees and expenses of legal counsel and other out-of-pocket expenses, and agreed to pay the Placement Agent for non-accountable expenses in the amount of $35,000 and clearing fee of $15,950. Upon any exercise for cash of any New Warrants, the Company has agreed to pay the Placement Agent  a cash fee of 7.5% of the aggregate gross exercise price paid in cash with respect the exercise of the New Warrants. In addition, the Company granted warrants (“Placement Agent Warrants”) to the Placement Agent, or its designees, to purchase up to an aggregate of 467,812 ordinary shares represented by ADSs, which Placement Agent Warrants shall be in the form of the New Warrants, except that the Placement Agent Warrants shall have an exercise price of £0.4375.

The closing of the transactions contemplated pursuant to the Inducement Letter is expected to occur on September 5, 2023 (the “Closing Date”), subject to satisfaction of customary closing conditions. The Company expects to use the net proceeds of these transactions to support the submission of the Company’s Investigational New Drug (IND) Application in respect of its upcoming clinical trial and for continuing operating expenses and working capital.

The resale of the shares of the Company’s ADSs upon exercise of the Existing Warrants are registered pursuant to the Company’s registration statement on Form F-1 (File No. 333-270808) and registered for resale pursuant to Company’s registration statement on Form F-1 (File No. 333-268755).

The Company also agreed to file a registration statement on Form F-3 (or other appropriate form if the Company is not then Form F-3 eligible) covering the resale of the New Warrant ADSs issued or issuable upon the exercise of the New Warrants (the “Resale Registration Statement”), within 30 days of the Closing Date, and to have such Resale Registration Statement declared effective by the SEC within 90 days following the Closing Date. In the Inducement Letter, the Company agreed not to issue any ADSs, ordinary shares or ordinary share equivalents or to file any other registration statement with the SEC (in each case, subject to certain exceptions) until 45 days after the Closing Date. The Company also agreed not to effect or agree to effect any variable rate transaction (as defined in the Inducement Letter) until one (1) year after the Closing Date (subject to an exception).

Terms of New Warrants

The following summary of certain terms and provisions of the New Warrants is not complete and is subject to, and qualified in its entirety by, the provisions of the New Warrants, the form of which is filed as Exhibit 4.1 to this Current Report on Form 6-K and is incorporated herein by reference. The following description of the New Warrants is qualified in its entirety by reference to such exhibit.

Duration and Exercise Price

Each New Warrant will have an exercise price equal to £0.35 per ADS. The New Warrants will be immediately exercisable from the date of issuance until the five and one-half year anniversary of the initial exercise date. The exercise price and number of ADSs issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, subsequent rights offerings, pro rate distributions, reorganizations, or similar events affecting the Company’s ordinary shares and ADSs and the exercise price.

Exercisability

The New Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Company a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s New Warrants to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding ADSs immediately after exercise, except that upon prior notice from the holder to the Company, the holder may increase or decrease the amount of ownership of outstanding ADSs after exercising the holder’s New Warrants up to 9.99% of the number of the Company’s ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the New Warrants, provided that any increase will not be effective until 61 days following notice to us.

Cashless Exercise

If, at the time a holder exercises its New Warrants, a registration statement registering the resale of the New Warrant ADSs by the holder under the Securities Act of 1933, as amended (the “Securities Act”) is not then effective or available, then in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ordinary shares represented by ADSs determined according to a formula set forth in the New Warrants.

Trading Market

There is no established trading market for the New Warrants, and the Company does not expect an active trading market to develop. The Company does not intend to apply to list the New Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the New Warrants will be extremely limited.

Rights as a Stockholder

Except as otherwise provided in the New Warrants or by virtue of the holder’s ownership of the Company’s ADSs, such holder of New Warrants does not have the rights or privileges of a holder of the Company’s ADSs, including any voting rights, until such holder exercises such holder’s New Warrants. The New Warrants will provide that the holders of the New Warrants have the right to participate in distributions or dividends paid on the Company’s ADSs.

Fundamental Transactions

If at any time the New Warrants are outstanding, the Company, either directly or indirectly, in one or more related transactions effects a Fundamental Transaction (as defined in the New Warrant), a Holder of New Warrants will be entitled to receive, upon exercise of the New Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the New Warrants immediately prior to the Fundamental Transaction. As an alternative, and at the Holder’s option in the event of a Fundamental Transaction, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental transaction), the Company shall purchase the unexercised portion of the Warrant from the holder by paying to the holder an amount of cash equal to the Black Scholes Value (as defined in the Warrant) of the remaining unexercised portion of the New Warrant on the date of the consummation of such Fundamental Transaction.

Waivers and Amendments

The New Warrants may be modified or amended or the provisions of the New Warrants waived with the Company’s and the holder’s written consent.

The forms of Inducement Letter and New Warrant are attached as Exhibits 10.1 and 4.1, respectively. The description of the terms of the Inducement Letter and the New Warrant is not intended to be complete and is qualified in its entirety by reference to such exhibits. The Inducement Letter contains customary representations, warranties and covenants by the Company which were made only for the purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The Company issued the New Warrants and the Placement Agent Warrants pursuant to the exemption from the registration requirements of the Securities Act available under Section 4(a)(2). Neither the issuance of the New Warrants, the Placement Agent Warrants nor the New Warrant ADSs or the ADSs issuable upon the exercise of the New Warrants and Placement Agent Warrants have been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws. The description of the New Warrants and the Placement Agent Warrants in this Form 6-K is incorporated by reference herein.

Neither this Current Report on Form 6-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy securities of the Company.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
4.1	Form of New Warrant
10.1	Form of Inducement Letter

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

By:	/s/ Martin Thorp
Name:	Martin Thorp
Title:	Chief Financial Officer

Date: August 31, 2023

-5-